UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May, 2026

Commission File Number 001-10306

NatWest Group plc

250 Bishopsgate,
London, EC2M 4AA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

29 May 2026

NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMRs) IN ACCORDANCE WITH ARTICLE 19 OF THE UK MARKET ABUSE REGULATION

NatWest Group plc (the Company) announces that the PDMR set out below has sold ordinary shares of £1.0769* each in the Company (Shares) (ISIN: GB00BM8PJY71) on the date and at the price indicated:-

Name of PDMR	Position of PDMR	No. of Shares sold	Sale price	Date of transaction
Emma Crystal	CEO, Private Banking & Wealth Management	50,000	£5.8964	28 May 2026

* Note: the nominal value of ordinary shares without rounding is £1.076923076923077 per share

The transaction took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact: -

NatWest Group Investor Relations
Claire Kane
Director of Investor Relations
+44 20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NatWest Group plc (Registrant)

Date:	29 May 2026	By:	/s/ Mark Stevens

		Name:	Mark Stevens
		Title:	Assistant Secretary